EXHIBIT 12.1

Britannia Bulk Plc

Ratio of Earnings to Fixed Charges

	Six- month period ending June 30,	Years Ended December 31,
	2006	2005	2004	2003
	($ in thousands)
EARNINGS
Pretax income (loss)	$1,978	$8,560	$7,628	$(4)
Fixed charges (computed below)	1,025	1,537	435	0
Less capitalized interest	0	0	0	0
Total adjusted earnings	$3,003	$10,097	$8,063	$(4)

FIXED CHARGES
Interest expensed	$892	$1,353	$271	$0
Interest capitalized	0	0	0	0
Amortization of borrowing costs	133	184	164	0
Estimate of interest in rent expense	0	0	0	0
Total fixed charges (B)	$1,025	$1,537	$435	$0

RATIO OF EARNINGS TO FIXED CHARGES (A) DIVIDED BY (B)	3X	7X	19X	0X
Excess Amount	$1,978	$8,560	$7,628	$(4)